Exhibit 99.1

FOR IMMEDIATE RELEASE

Results for the quarter ended December 31, 2014 under IFRS

IT Services Revenue grew 3.7% sequentially in constant currency

Net Income for the quarter grew 9% YoY

Bangalore, India and East Brunswick, New Jersey, USA – January 16, 2015 – Wipro Limited (NYSE:WIT) today announced financial results under International Financial Reporting Standards (IFRS) for its third quarter ended December 31, 2014.

Highlights of the Results for the Quarter ended December 31, 2014:

•	Total Revenues were 119.9 billion ($1.9 billion1), an increase of 6% YoY.

•	Net Income[2] was 21.9 billion ($348 million1), an increase of 9% YoY.

•	Non-GAAP constant currency IT Services Revenue in dollar terms grew 3.7% to $1,836.2 million, within our guidance range of $1,808 million to $1,842 million.

•	IT Services Revenue was $1,795.4 million, a sequential increase of 1.3% and YoY increase of 7.0%.

•	IT Services Margins was 21.8%.

•	Wipro declared an interim dividend of 5 ($0.081) per share /ADS.

Performance for the quarter ended December 31, 2014

Azim Premji, Chairman of Wipro, said, “Developments in the Global currency and commodity markets are affecting major economies unevenly even as India anticipates growth led by next-generation of economic reforms.”

T K Kurien, Executive Director & Chief Executive Officer of Wipro, said, “We had a very satisfying quarter in terms of sequential revenue growth. We continue to see strong deal momentum as we are seen as the partner of choice for customers seeking to differentiate by using digital technologies as well as save costs in the traditional business.”

Suresh Senapaty, Executive Director & Chief Financial Officer of Wipro, said – “During the quarter, we saw all round growth led by growth in our Healthcare & Life Sciences business and Global Infrastructure Services. The share of fixed price contracts increased to over 55% of engagements – a reflection of the maturity of Wipro’s customer engagement model.”

1.	For the convenience of the reader, the amounts in Indian rupees in this release have been translated into United States dollars at the noon buying rate in New York City on December 31, 2014, for cable transfers in Indian rupees, as certified by the Federal Reserve Board of New York, which was US $1= 63.04. However, the realized exchange rate in our IT Services business segment for the quarter ended December 31, 2014 was US$1= 63.19
2.	Refers to ‘Profit for the period attributable to equity holders of the company’

Outlook for the Quarter ending March 31, 2015

We expect Revenues from our IT Services business to be in the range of $ 1,814 million to $ 1,850 million*.

*	Guidance is based on the following exchange rates: GBP/USD at 1.56, Euro/USD at 1.23, AUD/USD at 0.84, USD/INR at 62.90 and USD/CAD at 1.15

IT Services

•	IT Services Segment Revenues in Rupee terms was 113.4 billion ($1.8 billion1), an increase of 10% YoY.

•	IT Services Segment Result was 24.7 billion ($392 million1), an increase of 4% YoY.

•	Non-GAAP constant currency IT Services Revenue in dollar terms grew 3.7% to $1,836.2 million, within our guidance range of $1,808 million to $1,842 million.

•	IT Services Revenue was $1,795.4 million, a sequential increase of 1.3% and YoY increase of 7.0%.

The IT Services segment had a headcount of 156,866 as of December 31, 2014. We added 44 new customers during the quarter.

Wipro continued its momentum in winning Large Deals globally as listed below:

Wipro was selected by Levi Strauss & Co. (LS&Co), one of the world’s largest brand-name apparel companies and global leader in Jeanswear, as its primary partner for global applications maintenance and development, infrastructure and BPO services. The five-year contract is geared towards bringing cost efficiencies and enabling enhanced optimization of applications, infrastructure, and BPO services within HR, Finance, IT, Customer Service, and Consumer Relations areas, thereby helping Levi Strauss & Co with their ongoing efficiency and cost saving measures to improve profitability.

Wipro has been selected by a large global food company as its partner for all its infrastructure and hosting needs. Wipro will leverage its US-based data centers and industry leading ServiceNXT Framework to enable world class Infrastructure services to support the customer’s evolving business needs. The five-year contract will optimize applications and infrastructure across the entire enterprise, thereby helping the client with its ongoing business and technology needs.

Wipro has won a multi-year payments transformation and platform management deal with a top 10 bank and card issuer in the US. The deal further enhances Wipro’s leadership position in the growing payments space and strengthens its consulting and delivery capabilities in payments and cards.

Wipro has been chosen as a strategic partner by a global leader in payments technology as part of their transformation strategy. The multi-year deal will result in Wipro partnering with the payments major across application development, maintenance, testing and infrastructure services.

Advanced Technologies & Solutions continued its traction with customers in the areas of Cloud, Mobility, Analytics, Big Data, and Workplace Collaboration, across verticals. Some marquee wins in Q3 include engineering of a big data platform on public cloud for a pharma major, financial risk and compliance analytics for a leading global investment bank.

Wipro has been empaneled by one of the world’s largest providers of financial services as one of its IT services providers. Wipro was selected for its depth and breadth of services and its ability to scale and support the customer’s goal of consolidation and growth, as the latter continues to invest in IT.

Wipro has been chosen by Cairn India Limited, India’s largest independent oil and gas exploration and production company as its IT partner for a business transformation program. Through this program Cairn India limited will achieve improved service delivery and meet its expansion plans.

Wipro has been chosen by the Government of Assam to design, develop and maintain an IT Solution for the state’s National Register of Citizens (NRC). The company will support the setting-up of the NRC Data Center, ‘Seva Kendras’ and digitization of the citizen application forms for updating the data.

Wipro has been selected to provide advisory and project management services to help set-up the IT landscape of a new bank, being launched by IDFC Limited, a leading Indian infrastructure finance company.

Awards and accolades

Wipro Digital has been named to the ‘Winner’s Circle’ by the analyst firm HfS Research in its inaugural Marketing Operations and Digital Customer Experience Management Blueprint Report. The report evaluates service providers on their execution and innovation capabilities across marketing content development and management, campaign management, digital customer relationship management services and marketing analytics services. As per the report, Wipro Digital is a leader at developing strong client relationships, executing services beyond expectations and is highly flexible when meeting client needs. The report further states that Wipro Digital has a strong vision for the future, invests in future capabilities, works across verticals and with external partners to increase value for clients.

Wipro has been positioned as a ‘Leader’ in the first ever published Gartner Magic Quadrant for Application Testing Services, Worldwide 2014 authored by Susanne Matson and Patrick J. Sullivan, published on 25 November 2014. The report evaluated 16 different software vendors on 15 criteria and placed Wipro Ltd. in the Leaders quadrant. Gartner defines “Application testing services” as a comprehensive term used to capture all types of verification and validation services for the purposes of supporting clients’ applications quality control and quality assurance (QA). Verification assesses the technical behavior, and validation assesses the functional behavior of tested elements.

Wipro was positioned as a ‘Leader’ in Gartner Magic Quadrant Oracle Application Implementation Services, Worldwide 2014 authored by Alex Soejarto and Susanne Matson, published on 04 December 2014. The report evaluated 14 different software vendors on their completeness of vision and ability to execute and placed Wipro Ltd. in the Leaders quadrant. Gartner defines, “Leaders are performing well today, gaining traction and mind share in the market; they have a clear vision of the market’s direction, are helping clients beyond product road maps, and are actively building competencies to sustain their leadership position in the market.

Wipro has been named a “Leader” by technology global research and advisory firm Forrester Research Inc. in its report, “The Forrester Wave™: Business Intelligence Service Providers, Q4 2014”. The report states that Wipro is amongst vendors that present formidable management consulting capabilities, capable of tackling not just tactical, but strategic and advisory initiatives.

IT Products

•	Our IT Products Segment delivered Revenue of 7.7 billion ($123 million1) for the quarter ended December 31, 2014.

•	IT Products Segment results for the quarter ended December 31, 2014 was 89 million ($1 million1).

•	IT Products Revenues for the fiscal year ended March 31, 2014 included sales of Wipro branded desktops, laptops and servers which Wipro ceased manufacturing in the quarter ended December 31, 2013.

Please refer the table on page 7 for reconciliation between IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis.

Pursuant to the announcement issued as part of the press release on October 22, 2014, Wipro Inc. Benefit Trust sold 1.8 million shares of Wipro Limited and the same is reflected in the financial statements of the quarter ended December 31, 2014.

About Non-GAAP financial measures

This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The table on page 7 provides IT Services Revenue on a constant currency basis, which is a non-GAAP measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance.

This non-GAAP financial measure is not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS, and may be different from non-GAAP measures used by other companies. In addition to this non-GAAP measure, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.

Results for the quarter ended December 31, 2014, prepared under IFRS, along with individual business segment reports, are available in the Investors section of our website www.wipro.com.

Quarterly Conference Call

We will hold an earnings conference call today at 07:15 p.m. Indian Standard Time (08:45 a.m. US Eastern Time) to discuss our performance for the quarter. An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com.

About Wipro Limited (NYSE: WIT)

Wipro Ltd. (NYSE:WIT) is a leading Information Technology, Consulting and Business Process Services company that delivers solutions to enable its clients do business better. Wipro delivers winning business outcomes through its deep industry experience and a 360 degree view of “Business through Technology” - helping clients create successful and adaptive businesses. A company recognized globally for its comprehensive portfolio of services, a practitioner’s approach to delivering innovation, and an organization wide commitment to sustainability, Wipro has a workforce of over 150,000, serving clients in 175+ cities across 6 continents.

For more information, please visit www.wipro.com

Contact for Investor Relations		Contact for Media & Press

Aravind V S	Vaibhav Saha	Vipin Nair
Phone: +91-80-2505 6186	Phone:+1 732-509-1362	Phone: +91-80-3991-6154
aravind.viswanathan@wipro.com	vaibhav.saha@wipro.com	vipin.nair1@wipro.com

Forward-looking statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

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(Tables to follow)

Wipro limited and subsidiaries

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(Rupees in millions, except share and per share data, unless otherwise stated)

		As of March 31,	As of December 31,
	Notes	2014	2014	2014
				Convenience translation into US dollar in millions (unaudited) Refer Note 2(iv)
ASSETS
Goodwill	5	63,422	69,327	1,100
Intangible assets	5	1,936	8,798	140
Property, plant and equipment	4	51,449	54,168	859
Derivative assets	13	286	576	9
Available for sale investments	7	2,676	3,029	48
Non-current tax assets		10,192	10,122	161
Deferred tax assets		3,362	3,579	57
Other non-current assets	10	14,295	14,449	229

Total non-current assets		147,618	164,048	2,603

Inventories	8	2,293	4,361	69
Trade receivables		85,392	93,757	1,487
Other current assets	10	39,474	57,270	908
Unbilled revenues		39,334	42,238	670
Available for sale investments	7	60,557	82,985	1,316
Current tax assets		9,774	6,123	97
Derivative assets	13	3,661	2,511	40
Cash and cash equivalents	9	114,201	122,113	1,937

Total current assets		354,686	411,358	6,524

TOTAL ASSETS		502,304	575,406	9,127

EQUITY
Share capital		4,932	4,937	78
Share premium		12,664	13,903	221
Retained earnings		314,952	364,399	5,780
Share based payment reserve		1,021	1,186	19
Other components of equity		10,472	14,120	224
Shares held by controlled trust		(542)	—	—

Equity attributable to the equity holders of the company		343,499	398,545	6,322
Non-controlling interest		1,387	1,504	24

Total equity		344,886	400,049	6,346

LIABILITIES Long - term loans and borrowings	11	10,909	12,522	199
Deferred tax liabilities		1,796	2,861	45
Derivative liabilities	13	629	310	5
Non-current tax liability		3,448	6,361	101
Other non-current liabilities	12	4,174	4,273	68
Provisions	12	6	7	—

Total non-current liabilities		20,962	26,334	418

Loans and borrowings and bank overdrafts	11	40,683	57,084	906
Trade payables and accrued expenses		52,256	53,677	852
Unearned revenues		12,767	15,838	249
Current tax liabilities		12,482	7,489	119
Derivative liabilities	13	2,504	1,833	29
Other current liabilities	12	14,394	11,765	187
Provisions	12	1,370	1,337	21

Total current liabilities		136,456	149,023	2,363

TOTAL LIABILITIES		157,418	175,357	2,781

TOTAL EQUITY AND LIABILITIES		502,304	575,406	9,127

Wipro limited and subsidiaries

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME

(Rupees in millions, except share and per share data, unless otherwise stated)

	Three Months ended December 31,			Nine Months ended December 31,
	2013	2014	2014	2013	2014	2014
			Convenience translation into US dollar in millions (unaudited)			Convenience translation into US dollar in millions (unaudited)
Gross revenues	112,713	119,929	1,902	317,734	348,125	5,522
Cost of revenues	(76,365)	(82,867)	(1,315)	(217,788)	(238,675)	(3,786)
Gross profit	36,348	37,062	587	99,946	109,451	1,736
Selling and marketing expenses	(7,759)	(7,524)	(119)	(22,224)	(22,709)	(360)
General and administrative expenses	(5,775)	(6,426)	(102)	(17,028)	(19,217)	(305)
Foreign exchange gains/(losses), net	604	922	15	2,849	3,343	53
Results from operating activities	23,418	24,034	381	63,543	70,867	1,124
Finance expenses	(898)	(810)	(13)	(2,049)	(2,687)	(43)
Finance and other income	3,812	5,035	81	10,585	14,383	228
Profit before tax	26,332	28,259	449	72,079	82,563	1,309
Income tax expense	(6,060)	(6,228)	(99)	(16,064)	(18,369)	(291)

Profit for the period	20,272	22,031	350	56,015	64,194	1,018

Attributable to:
Equity holders of the company	20,147	21,928	348	55,703	63,808	1,012
Non-controlling interest	125	103	2	312	386	6

Profit for the period	20,272	22,031	350	56,015	64,194	1,018

Earnings per equity share:
Attributable to equity share holders of the company
Basic	8.20	8.92	0.14	22.69	25.97	0.41
Diluted	8.18	8.88	0.14	22.63	25.85	0.41
Weighted average number of equity shares used in computing earnings per equity share
Basic	2,455,541,979	2,457,766,859	2,457,766,859	2,454,745,433	2,457,491,867	2,457,491,867
Diluted	2,462,432,622	2,469,323,243	2,469,323,243	2,462,073,492	2,468,262,835	2,468,262,835
Additional Information
Segment Revenue
IT Services Business Units
BFSI	27,305	29,177	463	77,567	85,653	1,359
HLS	10,914	13,247	210	29,855	36,713	582
RCTG	15,116	16,005	254	43,481	45,951	729
ENU	16,625	18,637	296	46,750	53,792	853
MFG	19,199	20,718	329	55,328	59,721	947
GMT	14,115	15,661	248	40,335	45,933	729

IT SERVICES TOTAL	103,274	113,445	1,800	293,316	327,763	5,199
IT PRODUCTS	10,155	7,740	123	27,695	24,552	389
RECONCILING ITEM	(112)	(334)	(5)	(428)	(847)	(13)

TOTAL	113,317	120,851	1,917	320,583	351,468	5,575

Segment Result
IT Services Business Units
BFSI	6,377	7,035	112	17,148	19,904	316
HLS	1,847	2,981	47	5,155	7,534	120
RCTG	3,164	3,255	52	8,964	9,648	153
ENU	4,683	4,262	68	12,531	13,483	214
MFG	4,565	4,228	67	12,439	12,630	200
GMT	2,845	3,438	55	8,237	10,696	170
OTHERS		—	—		583	9
UNALLOCATED	309	(458)	(7)	(195)	(1,606)	(25)

TOTAL IT SERVICES	23,790	24,741	392	64,279	72,872	1,156
IT PRODUCTS	(116)	89	1	167	316	5
RECONCILING ITEM	(256)	(796)	(13)	(903)	(2,321)	(37)

TOTAL	23,418	24,034	381	63,543	70,867	1,124

FINANCE EXPENSE	(898)	(810)	(13)	(2,049)	(2,687)	(43)
FINANCE AND OTHER INCOME	3,812	5,035	81	10,585	14,383	228

PROFIT BEFORE TAX	26,332	28,259	449	72,079	82,563	1,309
INCOME TAX EXPENSE	(6,060)	(6,228)	(99)	(16,064)	(18,369)	(291)

PROFIT FOR THE PERIOD	20,272	22,031	350	56,015	64,194	1,018

Segment result represents operating profits of the segments and dividend income and gains or losses (net) relating to strategic investments, which are presented within “Finance and other income” in the statement of Income.

The Company is organized by the following operating segments; IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT Service offerings to our customers organized by industry verticals as follows: Banking, Financial Services and Insurance (BFSI), Healthcare and Life Sciences (HLS), Retail, Consumer, Transport and Government (RCTG), Energy, Natural Resources and Utilities (ENU), Manufacturing (MFG), Global Media and Telecom (GMT). Starting with quarter ended September 30, 2014, it also includes Others which comprises dividend income and gains or losses (net) relating to strategic investments, which are presented within “Finance and other income” in the statement of Income. Key service offering to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process outsourcing services.

The IT Products segment sells a range of Wipro personal desktop computers, Wipro servers and Wipro notebooks. The Company is also a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. During the fiscal year ended March 31, 2014 the Company ceased the manufacturing of ‘Wipro branded desktops, laptops and servers’. Revenue relating to the above items is reported as revenue from the sale of IT Products.

Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($MN)

IT Services Revenue as per IFRS	$1,795	IT Services Revenue as per IFRS	$1,795
Effect of Foreign currency exchange movement	$41	Effect of Foreign currency exchange movement	$47

Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates	$1,836	Non-GAAP Constant Currency IT Services Revenue based on previous year exchange rates	$1,842